UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Actions Semiconductor Co., Ltd.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

00507E107
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507E107	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Accretive Capital Partners, LLC EIN: 36-4361768
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
	5.	SOLE VOTING POWER
0
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY		3,323,940 American Depositary Shares (1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER
3,323,940 American Depositary Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,323,940 American Depositary Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.20% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Includes 3,323,940 American Depositary Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing partner of Accretive Capital Management, LLC.
(2) All percentages set forth in this Schedule 13G are based upon 63,861,960 American Depositary Shares outstanding as of December 31, 2013.

CUSIP No. 00507E107	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Accretive Capital Management, LLC EIN: 27-1893151
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
	5.	SOLE VOTING POWER
0
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY		3,323,940 American Depositary Shares (1)
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER
3,323,940 American Depositary Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,323,940 American Depositary Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.20% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Includes 3,323,940 American Depositary Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing partner of Accretive Capital Management, LLC.
(2) All percentages set forth in this Schedule 13G are based upon 63,861,960 American Depositary Shares outstanding as of December 31, 2013.

CUSIP No. 00507E107	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard E. Fearon, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5.	SOLE VOTING POWER
4,500,095 (1)
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		4,500,095 (1)
PERSON WITH
	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,095 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Includes 4,500,095 American Depositary Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing partner of Accretive Capital Management, LLC.
(2) All percentages set forth in this Schedule 13G are based upon 63,861,960 American Depositary Shares outstanding as of December 31, 2013.

CUSIP No. 00507E107	13G	Page 5 of 8 Pages

Item 1.

(a)	Name of Issuer

Actions Semiconductor Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices

15-1 , No.1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085 The People’s Republic of China

Item 2.

(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Accretive Capital Partners, LLC (“ACP”); Accretive Capital Management, LLC (“ACM”); and Mr. Richard E. Fearon, Jr. (each, a “Reporting Person”).

(b)	Address of the Principal Office or, if none, residence

For each Reporting Person,

c/o Accretive Capital Management, LLC 16 Wall Street, 2nd Floor Madison, Connecticut 06443

(c)	Citizenship

ACP is an Illinois limited liability company ACM is an Illinois limited liability company Mr. Fearon is a United States citizen

(d)	Title of Class of Securities

American Depositary Shares

(e)	CUSIP Number 00507E107

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 00507E107	13G	Page 6 of 8 Pages

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

For each ACP and ACM:

(a)	Amount beneficially owned: 3,323,940

(b)	Percent of class: 5.20%

(c)	Number of shares as to which ACP and ACM have:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 3,323,940

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 3,323,940

For Mr. Fearon:

(a)	Amount beneficially owned: 4,500,095

(b)	Percent of class: 7.05%

(c)	Number of shares as to which Mr. Fearon has:

	(i)	Sole power to vote or to direct the vote: 4,500,095

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 4,500,095

	(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d -3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

CUSIP No. 00507E107	13G	Page 7 of 8 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. 00507E107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2014

Accretive Capital Management, LLC
on behalf of itself and Accretive Capital Partners, LLC

/s/ Richard E. Fearon, Jr.
By: Richard E. Fearon, Jr., as the managing partner
of Accretive Capital Management, LLC, the
manager of Accretive Capital Partners, LLC

Richard E. Fearon, Jr.

/s/ Richard E. Fearon, Jr.